Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share (Unaudited)

For the Three and Six Months Ended June 30, 2016 and 2015

(Amounts in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015

Basic:

Net income	$11,866	$16,183	$37,019	$50,458
Weighted average number of common shares during the period	41,082	41,990	41,200	42,001

Net income per share – basic	$0.29	$0.39	$0.90	$1.20

Diluted:

Net income	$11,866	$16,183	$37,019	$50,458
Weighted average number of common shares during the period	41,082	41,990	41,200	42,001
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	101	156	97	146
Common stock units related to deferred compensation for employees	56	58	56	58
Restricted common stock units related to incentive compensation	75	221	63	161
Total common and common equivalent adjusted to calculate diluted earnings per share	41,314	42,425	41,416	42,366

Net income per share – diluted	$0.29	$0.38	$0.89	$1.19